Exhibit 99.3

YY Group Reports Unaudited First Half 2025 Earnings Results Highlighting Strong Revenue and Gross Profit Growth

Revenue climbed 33.7% year over year to US$25.8 million

Gross profit soared 79.5% year over year to US$4.3 million, with improved margins

Total assets nearly tripled year over year, strengthening financial flexibility

Entered three new markets globally and acquired three IFM businesses, accelerating expansion and diversifying revenue streams

SINGAPORE, December 26 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today announced its unaudited financial results for the six months ended June 30, 2025. The Company delivered robust performances across its business segments, demonstrating competitive strength, execution excellence and rapid global expansion.

First Half 2025 Financial Highlights:

Total Revenues increased 33.7% to US$25.8 million, compared with US$19.3 million in the same period of 2024. The variance from the previously reported revenue estimate of US$29.4 million was due to a correction to revenue recognition related to a recently acquired business.1 Gross profit increased by approximately 79.5% year over year to US$4.3 million, supported by greater business scale and disciplined execution. Gross profit margin reached 16.6%, improving from 12.3% in the same period of 2024.

●	Revenues from Manpower Services were US$9.6 million, an increase of 21.4% compared with US$7.9 million in the same period of 2024, driven by the successful scale-up of on-demand workforce solutions and continued global expansion. This segment’s gross profit margin was 16.7%, compared with 16.3% in the same period of 2024.

●	Revenues from IFM Services were US$14.5 million, an increase of 27.1% compared with US$11.4 million in the same period of 2024, primarily attributable to continued contract procurement and business acquisitions. This segment’s gross profit margin was 12.6%, compared with 9.6% in the same period of 2024.

●	Revenues from Technology and Others, a business segment the Company added in 2025, were US$1.7 million. This segment’s gross profit margin was 49.4% in the first half of 2025.

[1]	Subsequent to the release of estimated financial results for the first half of 2025 on September 8, 2025, the Company identified an error in the recognition of revenue related to an acquisition completed in April 2025. The initial 1H25 revenue estimate inadvertently included contributions from the acquired business as if the acquisition had been effective January 1, 2025. The corrected figures reflect revenue recognition beginning on the actual acquisition date. This adjustment does not affect underlying operational performance or cash flow, and comparative periods remain unchanged.

The Company recorded an operating loss of US$7.7 million, primarily due to non-cash share-based compensation expense of US$3.6 million related to its 2023 and 2024 share incentive plans and an impairment loss on intangible assets of approximately $4.1 million. Excluding these items, underlying operational performance remained stable and in line with management expectations. As of June 30, 2025, YY Group maintained a positive working capital position of US$2.3 million, with cash balances of US$1.57 million and total assets of US$44.0 million, up from US$15.4 million six months ago.

First Half 2025 Operational Highlights:

	For the Six Months Ended June 30,
	2025	2024
Manpower Services
YY Circle App downloads	586,389	464,595
YY Circle App monthly active users	30,103	25,066
Job fulfillment rate	93%	95%
Number of Employers	203	119

IFM Services
Number of customers	190	108
Average revenue per customer	76,095	105,305

Mr. Mike Fu, Founder, Chairman, and Chief Executive Officer of YY Group, commented, “YY Group is building an integrated workforce solutions and facilities management platform, and our strong performance in the first half of 2025 reflects meaningful progress in our growth strategy. During the period, we expanded our manpower business’s global footprint and broadened our IFM capabilities through multiple business acquisitions, rapidly increasing our scale. In our manpower segment, monthly average users of the YY Circle app rose 20%, demonstrating the growing reach of our tech-powered solutions. We also added over 80 new employers among top-tier companies in the hospitality and food and beverage sectors, strengthening our pipeline of high-quality, recurring revenue while attracting talent to our trained labor pool. Our IFM segment attracted more than 80 new clients, further diversifying our revenue base and creating new cross-selling opportunities. With a larger geographic presence, broadened service portfolio, and expanding partnerships, we are well-positioned to accelerate our growth trajectory in the coming quarters and deliver value to our stakeholders.”

Mr. Jason Phua, Chief Financial Officer of YY Group, added, “We delivered strong year-over-year revenue and gross profit growth in the first half of 2025, driven by solid execution across our business units and increasing contribution from newly added operations. The operating loss for the period was primarily attributable to non-cash share-based compensation expenses and impairment of intangible assets recognized following our recent acquisitions, and does not reflect the underlying strength of our core business. As we continue to scale rapidly, we expect improved operating leverage and greater cost efficiencies to strengthen profitability and support shareholder value.”

First Half 2025 Financial Results

Revenues were US$25.8 million in the first half of 2025, compared with US$19.3 million in the same period of 2024. The increase was primarily driven by accelerated growth across both Manpower and IFM Services.

Cost of revenues was US$21.5 million, compared with US$16.9 million in the same period of 2024. The increase was primarily attributable to the related revenue increase, as well as higher labor costs across both Manpower and IFM Services.

Gross profit was US$4.3 million, compared with US$2.4 million in the same period of 2024. Gross profit margin was 16.6%, compared with 12.3% in the same period of 2024, primarily driven by ongoing technology advancements and growing scale benefits.

Total operating expenses were US$12.0 million, representing an increase of 701.6% from US$1.5 million in the same period of 2024. The increase was primarily due to the issuance of share-based compensation related to the Company’s 2023 and 2024 share incentive plans and impairment loss on intangible assets.

Selling and marketing expenses were US$1.6 million, representing a 1066.1% increase from US$0.1 million in the same period of 2024. The increase was primarily attributable to share-based compensation attributable to sales and marketing.

General and administrative expenses were US$7.1 million, representing a 173.2% increase from US$2.6 million in the same period of 2024. The increase was primarily attributable to share-based compensation expenses.

Net loss attributable to ordinary shareholders was US$8.2 million, compared with a net profit of US$0.6 million in the same period of 2024.

Non-IFRS net loss attributable to ordinary shareholders was US$0.6 million, compared with a non-IFRS net profit of US$0.6 million in the same period of 2024.

Basic and diluted net loss per ordinary share was US$0.207.

Non-IFRS basic and diluted net loss per ordinary share was US$0.015.

As of June 30, 2025, cash and cash equivalents, restricted cash and short-term investments were US$18.9 million.

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss/profit in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Company’s non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Unaudited Reconciliation of IFRS and Non-IFRS Financial Measures

	2025	2025
	(Unaudited)	(Unaudited)
		Non-IFRS reconciliation
	$	$
Revenue	25,754,473	25,754,473
Cost of revenue	(21,486,338)	(21,486,338)
Gross profit	4,268,135	4,268,135

Other income	814,457	814,457
Selling and marketing expenses	(1,562,277)	(221,277)
General and administrative expenses	(7,107,000)	(4,875,000)
Impairment loss on intangible asset	(4,063,000)	-
Other expenses	(31,918)	(31,918)
Change in fair value of warrant liability	(24,075)	(24,075)
Operating (loss)/profit	(7,705,678)	(69,678)

Finance cost	(367,270)	(367,270)
(Loss)/Profit before tax	(8,072,948)	(436,948)
Income tax expenses	(123,038)	(123,038)
(Loss)/Profit for the period	(8,195,986)	(559,986)
Other comprehensive (loss)/income
Foreign currency translation differences - foreign operations	290,378	290,378
Total comprehensive (loss)/income for the period	(7,905,608)	(269,608)

(Loss)/Profit attributable to:
Equity owners of the Company	(8,246,755)	(610,755)
Non-controlling interests	50,769	50,769
(Loss)/Profit for the period	(8,195,986)	(559,986)

Total comprehensive (loss)/income attributable to:
Equity owners of the Company	(7,963,848)	(327,848)
Non-controlling interests	58,240	58,240
Total comprehensive (loss)/income for the period	(7,905,608)	(269,608)

Basic (loss)/earnings per share	(0.207)	(0.015)
Diluted (loss)/earnings per share	(0.207)	(0.015)
Weighted average number of shares
Basic	39,775,524	39,775,524
Diluted	39,775,524	39,775,524

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